AMENDMENT NO. 2 TO RIGHTS AGREEMENT

THIS AMENDMENT NO. 2 TO RIGHTS AGREEMENT (“Amendment No. 2”) is dated as of the 5th day of August, 2009, by and between Checkpoint Systems, Inc., a Pennsylvania corporation (the “Company”), and American Stock Transfer & Trust Company, LLC, a New York limited liability trust company (formerly American Stock Transfer & Trust Company) (the “Rights Agent”).

WHEREAS, the Company and the Rights Agent are parties to that certain Rights Agreement, dated as of March 10, 1997, as amended by that certain Amendment No. 1 to Rights Agreement, dated as of March 2, 2007 (as so amended, the “Rights Agreement”);

WHEREAS, the Board of Directors of the Company has considered and discussed the corporate governance implications of certain provisions of the Rights Agreement that require approval of Continuing Directors (as defined in the Rights Agreement) for actions of the Board of Directors of the Company under the Rights Agreement;

WHEREAS, the Company and the Rights Agent desire to amend the Rights Agreement to, among other things, remove the Continuing Director provisions; and

WHEREAS, following such consideration and discussion, the Board of Directors of the Company has authorized this Amendment No. 2;

NOW, THEREFORE, in consideration of the premises and mutual agreements set forth in the Rights Agreement and this Amendment No. 2, the parties, intending to be legally bound, hereby agree as follow:

1. Amendment to Section 11(n).  Section 11(n) of the Rights Agreement is hereby amended and restated in its entirety to read as follows:

“n.           In the event that the Rights become exercisable following a Section 11(a)(ii) Event, the Company, by action of the Board of Directors, may permit the Rights, subject to Section 7(e), to be exercised for 50% of the Common Shares (or cash, other securities or property) that would otherwise be purchasable under Section 11(a), in consideration of the surrender to the Company of the Rights so exercised and without other payment of the Purchase Price.  Notwithstanding the foregoing, the Board of Directors of the Company shall not be empowered to permit such exercise at any time after any Acquiring Person shall have become the Beneficial Owner of 50% or more of the Common Shares then outstanding.  Rights exercised under this Section 11(n) shall be deemed to have been exercised in full and shall be canceled.”

2. Amendment to Section 13(e).  Section 13(e) of the Rights Agreement is hereby amended and restated in its entirety to read as follows:

“e.           Notwithstanding anything herein to the contrary, Section 13 shall not be applicable to a transaction described in Section 13(a)(x) or (y) if such transaction has received the approval of the Board of Directors of the Company prior to any Person becoming an Acquiring Person.”

3. Amendment to Section 25(a).  Section 25(a) of the Rights Agreement is hereby amended and restated in its entirety to read as follows:

“a.           Subject to paragraph (c) of this Section 25, the Board of Directors of the Company may, at its option, after the occurrence of a Section 11(a)(ii) Event, exchange all or part of the then outstanding and exercisable Rights (which shall not include Rights that have become void pursuant to the provisions of Section 7(e) hereof) for Common Shares at an exchange ratio of one Common Share per Right, appropriately adjusted to reflect any stock split, stock dividend, reclassification or similar transaction occurring after the date hereof (such exchange being hereinafter referred to as the “Exchange” and such exchange ratio being hereinafter referred to as the “Exchange Ratio”).  Notwithstanding the foregoing, the Board of Directors of the Company shall not be empowered to effect such exchange at any time after any Acquiring Person shall have become the Beneficial Owner of 50% or more of the Common Shares then outstanding.  From and after the occurrence of an event specified in Section 13(a), any Rights that theretofore have not been exchanged pursuant to this Section 25(a) shall thereafter be exercisable only in accordance with Section 13 and may not be exchanged pursuant to this Section 25(a).  The exchange of the Rights by the Board of Directors may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish.  Without limiting the foregoing, prior to effecting an exchange pursuant to this Section 25, the Board of Directors may direct the Company to enter into a Trust Agreement in such form and with such terms as the Board of Directors shall then approve (the “Trust Agreement”).  If the Board of Directors so directs, the Company shall enter into the Trust Agreement and shall issue to the trust created by such agreement (the “Trust”) all of the Common Shares issuable pursuant to the exchange (or any portion thereof that have not theretofore been issued in connection with the exchange).  From and after the time at which such Common Shares are issued to the Trust, all stockholders then entitled to receive Common Shares pursuant to the exchange shall be entitled to receive such Common Shares (and any dividends or distributions made thereon after the date on which such Common Shares are deposited in the Trust) only from the Trust and solely upon compliance with the relevant terms and provisions of the Trust Agreement.  Any Common Shares issued at the direction of the Board of Directors in connection herewith shall be validly issued, fully paid and nonassessable Common Shares, and the Company shall be deemed to have received as consideration for such issuance a benefit having a value that is at least equal to the aggregate par value of the shares so issued.”

4. Amendment to Section 30.  Section 30 of the Rights Agreement is hereby amended and restated in its entirety to read as follows:

“Section 30.                                Determination and Actions by the Board of Directors.  The Board of Directors of the Company shall have the exclusive power and authority to administer this Agreement and to exercise all rights and powers specifically granted to the Board of Directors or to the Company, or as may be necessary or advisable in the administration of this Agreement, including, without limitation, the right and power to (i) interpret the provisions of this Agreement, and (ii) make all calculations and determinations deemed necessary or advisable for the administration of this Agreement (including a determination to redeem or not to redeem the Rights pursuant to Section 24 hereof, to exchange or not to exchange the Rights pursuant to Section 25 hereof or to supplement or amend the Agreement). All such actions, calculations, interpretations and determinations (including, for purposes of clause (y) below, all omissions with respect to the foregoing) shall be presumed to have been done or made by the Board of Directors of the Company in good faith and shall (x) be final, conclusive and binding on the Company, the Rights Agent, the holders of the Rights and all other parties, and (y) not subject the Board of Directors to any liability to the holders of the Rights.”

5. Amendment to Section 32.  Section 32 of the Rights Agreement is hereby amended and restated in its entirety to read as follows:

“Section 32.                                Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.”

6. Amendment to Exhibit B.  Exhibit B to the Rights Agreement is hereby amended by adding the following sentence at the end of the sixth paragraph of Exhibit B:

“The Board of Directors of the Company may not exchange the rights at any time after any Acquiring Person has become the Beneficial Owner of 50% or more of the Common Shares.”

7. References to “Agreement”.  The term “Agreement” as used in the Rights Agreement shall be deemed to refer to the Rights Agreement as amended by Amendment No. 1, dated March 2, 2007, and as further amended by this Amendment No. 2.

8. Effectiveness.  This Amendment No. 2 shall be effective as of the date hereof and, except as set forth herein, the Rights Agreement shall remain in full force and effect and shall be otherwise unaffected hereby.

9. Counterparts.  This Amendment No. 2 may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Signature page follows.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 2 to be duly executed as of the day and year first above written.
ATTEST:	CHECKPOINT SYSTEMS, INC.
/s/ Raymond D. Andrews	/s/ John R. Van Zile
Name: Raymond D. Andrews	Name: John R. Van Zile
Title: Senior Vice President and Chief Financial Officer	Title: Senior Vice President, General Counsel and Secretary

ATTEST:	AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC
/s/ Susan Silber	/s/ Herbert Lemmer
Name: Susan Silber	Name: Herbert Lemmer
Title: Assistant Secretary	Title: Vice President